Exhibit (d)(21)(iv)

AXA PREMIER VIP TRUST

AMENDMENT NO. 1

INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 1 to the Investment Advisory Agreement dated as of July 1, 2008 (“Amendment No. 1”), between AXA Equitable Life Insurance Company, a New York corporation (“AXA Equitable” or “Manager”) and Marsico Capital Management, LLC, a Delaware limited liability company (the “Adviser”).

WHEREAS, AXA Equitable and the Adviser have entered into an Investment Advisory Agreement, dated as of December 14, 2007 (“Agreement”) on behalf of the AXA Premier VIP Trust (“Trust”); and

WHEREAS, AXA Equitable and the Adviser desire to modify the fee payable to the Adviser for investment advisory and other services the Adviser provides to a portion of the Multimanager International Equity Portfolio that has been allocated to the Adviser.

NOW, THEREFORE, AXA Equitable and Adviser agree to modify the Agreement as follows:

1. Appendix A. Appendix A to the Agreement setting forth the Portfolios of the Trust for which the Adviser is appointed as the investment adviser and the fee payable to the Adviser with respect to each Portfolio is hereby replaced in its entirety by Appendix A attached hereto.

2. Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 1 as of the date first set forth above.

AXA EQUITABLE LIFE INSURANCE COMPANY		MARSICO CAPITAL MANAGEMENT, LLC

By:	/s/ Steven M. Joenk	By:	/s/ Christopher J. Marsico
	Steven M. Joenk	Name:	Christopher J. Marsico
	Senior Vice President	Title:	President

APPENDIX A

TO

INVESTMENT ADVISORY AGREEMENT

WITH

MARSICO CAPITAL MANAGEMENT, LLC

Portfolio	Annual Advisory Fee Rate**
Multimanager International Equity Portfolio*	0.45% of the Marsico Allocated Portion’s average daily net assets up to and including $400 million; 0.40% of the Marsico Allocated Portion’s average daily net assets in excess of $400 million up to and including $1 billion; and 0.35% of the Marsico Allocated Portion’s average daily net assets above $1 billion.

Multimanager Aggressive Equity Portfolio*	0.27% of the Marsico Allocated Portion’s average daily net assets.

*	Fee to be paid with respect to each Portfolio shall be based only on the portion of the Portfolio’s average daily net assets advised by the Adviser, which may be referred to as the “Marsico Allocated Portion.”
**	The daily advisory fee for each Marsico Allocated Portion is calculated by multiplying the aggregate net assets of the Marsico Allocated Portion at the close of the immediately preceding business day by the applicable annual Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year.